File No. 074-00015






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3

                                QUARTERLY REPORT


                      For the quarter ended March 31, 2002


         Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                   Act of 1935






                                       by
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                   FORM U-9C-3
                      For the Quarter Ended March 31, 2002

                                    CONTENTS

                                                                      Page

ITEM 1 - Organization Chart                                              1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                           9

ITEM 3 - Associated Transactions                                        10

ITEM 4 - Summary of Aggregate Investment                                11

ITEM 5 - Other Investments                                              11

ITEM 6 - Financial Statements and Exhibits                              12
             Statements of Income
             Balance Sheet
             Exhibits

ITEM 1 - ORGANIZATION CHART
Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company. The reference code for each subsidiary refers to the supplemental schedule to the organization chart that provides details regarding date and state of organization, nature of business, etc. required to be reported under Item 1.
                                                                  Reference Code
00. American Electric Power Company, Inc.
  01. American Electric Power Service Corporation
  01. AEP C&I Company, LLC                                                  1
    02. AEP Ohio Commercial & Industrial Retail Company, LLC                2
    02. AEP Texas Commercial & Industrial Retail GP, LLC                    3
      03. AEP Texas Commercial & Industrial Retail Limited Partnership      4
    02. AEP Texas Commercial & Industrial Retail Limited Partnership        4
    02. AEP Gas Power GP, LLC                                               5
      03. AEP Gas Power Systems, LLC                                        6
  01. AEP Coal, Inc.                                                        7
    02. Snowcap Coal Company, Inc.                                          8
    02. AEP Kentucky Coal, LLC                                              9
    02. AEP Ohio Coal, LLC                                                 10
    02. AEP West Virginia Coal, Inc.                                       11
  01. AEP Energy Services, Inc.                                            12
    02.  Energy Trading Platform Holding Company, Inc.                     13
    02.  Intercontinental Exchange Inc.                                    14
  01. AEP Investments, Inc.
    02.  AEP EmTech, LLC                                                   15
      03. Altra Energy Technologies, Inc.                                  16
      03. Amperion, Inc.                                                   17
      03. Universal Supercapacitors, LLC                                   18
  01. Mutual Energy L.L.C.                                                 19
    02. Mutual Energy Service Company, L.L.C.                              20
    02. AEP Ohio Retail Energy, LLC                                        21
  01.  AEP Power Marketing, Inc.                                           22
  01. AEP T&D Services, LLC                                                23
  01. AEP Pro Serv, Inc.
    02. Power-span Corp                                                    24
    02. PHPK Technologies, Inc.                                            25
  01. AEP Retail Energy LLC                                                26
  01. AEP Texas POLR, LLC                                                  27
    02. AEP Texas POLR GP, LLC                                             28
      03. POLR Power, L.P.                                                 29
    02. POLR Power, L.P.                                                   29
  01. Central and South West Corporation
    02. Public Service Company of Oklahoma
      03. Ash Creek Mining Company                                         30
      03. AEMT, Inc.                                                       31
      03. Powerware Solutions, Inc.                                        32
      03. Utility Data Resources, Inc.                                     33
    02. Southwestern Electric Power Company
      03.  The Arklahoma Corporation                                       34
      03.  Southwest Arkansas Utilities Corporation                        35
      03.  Dolet Hills Lignite Company, LLC                                36
    02. CSW Energy, Inc.
      03. CSW Development-I, Inc.                                          37
        04. Polk Power GP II, Inc.                                         38
          05. Polk Power GP, Inc.                                          39
            06. Polk Power Partners, LP                                    40
              07. Mulberry Holdings, Inc.                                  41
        04. CSW Mulberry II, Inc.                                          42
          05. CSW Mulberry, Inc.                                           43
        04. Polk Power Partners, LP                                        40
          05. Mulberry Holdings, Inc.                                      41
        04. Noah I Power GP, Inc.                                          44
          05. Noah I Power Partners, LP                                    45
            06. Brush Cogeneration Partners                                46
        04. Noah I Power Partners, LP                                      45
          05. Brush Cogeneration Partners                                  46
        04. Orange Cogeneration GP II, Inc.                                47
          05. Orange Cogeneration G.P., Inc.                               48
            06. Orange Cogeneration Limited Partnership                    49
              07. Orange Cogen Funding Corp.                               50
                08. Orange Holdings, Inc.                                  51
        04. CSW Orange II, Inc.                                            52
          05. CSW Orange, Inc.                                             53
            06. Orange Cogeneration Limited Partnership                    49
              07. Orange Cogen Funding Corp.                               50
                08. Orange Holdings, Inc.                                  51
      03. CSW Development-II, Inc.                                         54
      03. CSW Ft. Lupton, Inc.                                             55
        04. Thermo Cogeneration Partnership, L.P.                          56
      03. CSW Sweeny GP I, Inc.                                            57
        04. CSW Sweeny GP II, Inc.                                         58
          05. Sweeney Cogeneration Limited Partnership                     59
      03. CSW Sweeny LP I, Inc.                                            60
        04. CSW Sweeny LP II, Inc.                                         61
          05. Sweeney Cogeneration Limited Partnership                     59
      03. CSW Nevada, Inc.                                                 62
      03. CSW Services International, Inc.                                 63
      03. Diversified Energy Contractors Company, LLC                      64
        04. DECCO II LLC                                                   65
          05. Diversified Energy Contractors, LP                           66
        04. Diversified Energy Contractors, LP                             66
        04. Industry and Energy Associates, L.L.C.                         67
      03. CSW Eastex GP I, Inc.                                            68
        04. CSW Eastex GP II, Inc.                                         69
          05. Eastex Cogeneration Limited Partnership                      70
      03. CSW Eastex LP I, Inc.                                            71
        04. CSW Eastex LP II, Inc.                                         72
          05. Eastex Cogeneration Limited Partnership                      70
    02. EnerShop Inc.                                                      73
      03. Envirotherm, Inc.                                                74
    02. CSW Energy Services, Inc.                                          75
      03. Nuvest, L.L.C.                                                   76
        04. National Temporary Services, Inc.                              77
          05. Octagon, Inc.                                                78
        04. Numanco, L.L.C.                                                79
          05. NuSun, Inc.                                                  80
            06. Sun Technical Services, Inc.                               81
            06. Calibration and Testing Corporation                        82
          05. ESG Technical Services, L.L.C.                               83
          05. National Environmental Services Technology, L.L.C.           84
          05. ESG Indonesia, L.L.C.                                        85
          05. ESG, L.L.C.                                                  86
          05. Numanco Services, LLC                                        87
    02. REP Holdco, Inc.                                                   88
      03. Mutual Energy CPL L.P.                                           89
      03. Mutual Energy WTU L.P.                                           90
      03. Mutual Energy SWEPCO L.P.                                        91
      03. REP General Partner LLC                                          92
        04. Mutual Energy CPL L.P.                                         89
        04. Mutual Energy WTU L.P.                                         90
        04. Mutual Energy SWEPCO L.P.                                      91

                                                                             PERCENTAGE
                                        ENERGY OR                            OF VOTING
     Name of                           GAS-RELATED DATE OF       STATE OF    SECURITIES
     Reporting Company                  COMPANY    ORGANIZATION ORGANIZATION HELD         NATURE OF BUSINESS
     ------------------                ----------- ------------ ------------ ----------   --------------------
1    AEP C&I Company, LLC                 Energy   10/10/00       Delaware     100%       Marketing of natural gas, electricity or
                                                                                          energy related products
2    AEP Ohio Commercial & Industrial     Energy   10/10/00       Delaware     100%       Marketing of natural gas, electricity or
     Retail Company, LLC                                                                  energy related products
3    AEP Texas Commercial & Industrial    Energy   12/11/00       Delaware     100%       Marketing of natural gas, electricity or
     Retail GP, LLC                                                                       energy related products
4    AEP Texas Commercial & Industrial    Energy   12/12/00       Delaware     100%       Marketing of natural gas, electricity or
     Retail Limited Partnership                                                           energy related products
5    AEP Gas Power GP, LLC                Energy   12/19/00       Delaware     100%       Distributed generation products
6    AEP Gas Power Systems, LLC           Energy   07/09/96       Delaware      75%       Distributed generation products
7    AEP Coal, Inc.                       Energy   10/29/01        Nevada      100%       Coal Mining
8    Snowcap Coal Company, Inc.           Energy   10/29/01       Delaware     100%       Coal Mining
9    AEP Kentucky Coal, LLC               Energy   10/29/01       Delaware     100%       Coal Mining
10   AEP Ohio Coal, LLC                   Energy   10/26/01       Delaware     100%       Coal Mining
11   AEP West Virginia Coal, Inc.         Energy   10/29/01        Nevada      100%       Coal Mining
12   AEP Energy Services, Inc.            Energy   09/24/96         Ohio       100%       Broker and market energy commodities
13   Energy Trading Platform Holding      Energy   04/28/00       Delaware    16.70%      Energy Marketing
     Company, Inc.
14   Intercontinental Exchange, Inc.      Energy   06/16/00       Delaware     4.87%      Energy Marketing
15   AEP EmTech, LLC                      Energy   01/03/01       Delaware     100%       Development & commercialization of
                                                                                          electrotechnologies
16   Altra Energy Technologies, Inc.      Energy   08/19/97       Delaware      5%        Energy Marketing software
17   Amperion, Inc.                       Energy   02/16/01       Delaware    38.30%      Non-regulated energy-related services and
                                                                                          projects
18   Universal Supercapacitors, LLC       Energy   04/16/02       Delaware    50.00%      Non-regulated energy-related services and
                                                                                          projects
19   Mutual Energy L.L.C.                 Energy   12/17/99       Delaware     100%       Marketing of natural gas, electricity or
                                                                                          energy related products
20   Mutual Energy Service Company,       Energy   09/05/00       Delaware     100%       Marketing of natural gas, electricity or
     L.L.C.                                                                               energy related products
21   AEP Ohio Retail Energy, LLC          Energy   09/05/00       Delaware     100%       Marketing of natural gas, electricity or
                                                                                          energy related products
22   AEP Power Marketing, Inc.            Energy   07/22/96         Ohio       100%       Marketing of natural gas, electricity or
                                                                                          energy related products
23   AEP T&D Services, LLC                Energy   12/12/00       Delaware     100%       Energy services including operations,
                                                                                          supply chain, transmission and
                                                                                          distribution
24   Powerspan Corp                       Energy   05/14/97       Delaware     9.80%      Pollution Control Technology Development
25   PHPK Technologies, Inc.              Energy   07/01/91         Ohio      40.40%      Cryogenic and Vacuum Equipment Manufacture
                                                                                          & Service
26   AEP Retail Energy LLC                Energy   06/28/00       Delaware     100%       Marketing of natural gas, electricity or
                                                                                          energy related products
27   AEP Texas POLR, LLC (fka AEP Texas   Energy   12/11/00       Delaware     100%       Marketing of natural gas, electricity or
     Retail GP, LLC)                                                                      energy related products
28   AEP Texas POLR GP, LLC               Energy   11/14/01       Delaware     100%       Marketing of natural gas, electricity or
                                                                                          energy related products
29   POLR Power, L.P.                     Energy   11/14/01       Delaware    100.00%     Marketing of natural gas, electricity or
                                                                                          energy related products
30   Ash Creek Mining Company             Energy   11/04/76       Oklahoma     100%       Coal mining - inactive
31   AEMT, Inc.                           Energy   12/23/97       Florida       0%        Power conditioning product mfg and sales
32   Powerware Solutions, Inc.            Energy   02/15/94        Texas       4.00%      Energy Management Systems for water
                                                                                          utilities
33   Utility Data Resources, Inc.         Energy   12/30/97       Delaware     4.50%      Electricity pricing, management
                                                                                          consulting and software
34   The Arklahoma Corporation            Energy   05/16/47       Arkansas    44.20%      Electric Transmission
35   Southwest Arkansas Utilities         Energy   03/22/28       Arkansas    100.00%     Inactive
     Corporation
36   Dolet Hills Lignite Company, LLC     Energy   04/09/01       Delaware     100%       Coal Mining
37   CSW Development-I, Inc.              Energy   12/06/90       Delaware     100%       Qualifying Facility
38   Polk Power GP II, Inc.               Energy   03/20/95       Delaware      50%       Qualifying Facility
39   Polk Power GP, Inc.                  Energy   09/18/91       Delaware     100%       Qualifying Facility
40   Polk Power Partners, LP              Energy   02/19/92       Delaware      50%       Qualifying Facility
41   Mulberry Holdings, Inc.              Energy   10/28/99       Delaware     100%       Qualifying Facility
42   CSW Mulberry II, Inc.                Energy   03/21/95       Delaware     100%       Qualifying Facility
43   CSW Mulberry, Inc.                   Energy   02/03/94       Delaware     100%       Qualifying Facility
44   Noah I Power GP, Inc.                Energy   05/14/91       Delaware     100%       Qualifying Facility
45   Noah I Power Partners, LP            Energy   05/16/91       Delaware     100%       Qualifying Facility
46   Brush Cogeneration Partners          Energy   06/17/94       Delaware      50%       Qualifying Facility
47   Orange Cogeneration GP II, Inc.      Energy   03/16/95       Delaware      50%       Qualifying Facility
48   Orange Cogeneration G.P., Inc.       Energy   02/05/93       Delaware     100%       Qualifying Facility
49   Orange Cogeneration Limited          Energy   02/05/93       Delaware    50.00%      Qualifying Facility
     Partnership
50   Orange Cogen Funding Corp.           Energy   06/11/92       Delaware     100%       Qualifying Facility
51   Orange Holdings, Inc.                Energy   10/28/99       Delaware     100%       Qualifying Facility
52   CSW Orange II, Inc.                  Energy   03/16/95       Delaware     100%       Qualifying Facility
53   CSW Orange, Inc.                     Energy   04/21/93       Delaware     100%       Qualifying Facility
54   CSW Development-II, Inc.             Energy   06/11/92       Delaware     100%       Qualifying Facility
55   CSW Ft. Lupton, Inc.                 Energy   04/01/93       Delaware      50%       Qualifying Facility
56   Thermo Cogeneration Partnership,     Energy   03/17/93       Delaware     100%       Qualifying Facility
     L.P.
57   CSW Sweeny GP I, Inc.                Energy   09/06/95       Delaware     100%       Qualifying Facility
58   CSW Sweeny GP II, Inc.               Energy   09/06/95       Delaware     100%       Qualifying Facility
59   Sweeney Cogeneration Limited         Energy   10/10/95       Delaware      50%       Qualifying Facility
     Partnership
60   CSW Sweeny LP I, Inc.                Energy   09/06/95       Delaware     100%       Qualifying Facility
61   CSW Sweeny LP II, Inc.               Energy   09/06/95       Delaware     100%       Qualifying Facility
62   CSW Nevada, Inc.                     Energy   06/29/93       Delaware     100%       Energy Management
63   CSW Services International, Inc.     Energy   03/19/97       Delaware     100%       Non-regulated energy-related services and
                                                                                          projects
64   Diversified Energy Contractors       Energy   07/03/97       Delaware     100%       Non-regulated energy-related services and
     Company, LLC                                                                         projects
65   DECCO II LLC                         Energy   08/08/97       Delaware     100%       Non-regulated energy-related services and
                                                                                          projects
66   Diversified Energy Contractors, LP   Energy   08/18/98       Delaware     100%       Non-regulated energy-related services and
                                                                                          projects
67   Industry and Energy Associates,      Energy   05/26/98       Delaware     100%       Non-regulated energy-related services and
     L.L.C.                                                                               projects
68   CSW Eastex GP I, Inc.                Energy   09/04/98       Delaware     100%       Qualifying Facility
69   CSW Eastex GP II, Inc.               Energy   09/04/98       Delaware     100%       Qualifying Facility
70   Eastex Cogeneration Limited          Energy   09/09/98       Delaware      50%       Qualifying Facility
     Partnership
71   CSW Eastex LP I, Inc.                Energy   09/04/98       Delaware     100%       Qualifying Facility
72   CSW Eastex LP II, Inc.               Energy   09/04/98       Delaware     100%       Qualifying Facility
73   EnerShop Inc.                        Energy   09/11/95       Delaware     100%       Energy Marketing Services
74   Envirotherm, Inc.                    Energy   01/18/82        Texas       100%       Energy Marketing Services
75   CSW Energy Services, Inc.            Energy   09/24/97       Delaware     100%       Energy Marketing Services
76   Nuvest, L.L.C.                       Energy   02/20/96       Delaware    92.90%      Staff Augmentation to Power Plants
77   National Temporary Services, Inc.    Energy   12/31/90     Pennsylvania   100%       Staff Augmentation to Power Plants
78   Octagon, Inc.                        Energy   11/05/93       Delaware     100%       Staff Augmentation to Power Plants
79   Numanco, L.L.C.                      Energy   04/08/96       Oklahoma     100%       Staff Augmentation to Power Plants
80   NuSun, Inc.                          Energy   04/26/88       Delaware     100%       Staff Augmentation to Power Plants
81   Sun Technical Services, Inc.         Energy   01/16/91      California    100%       Staff Augmentation to Power Plants
82   Calibration and Testing Corporation  Energy   01/02/80      California    100%       Staff Augmentation to Power Plants
83   ESG Technical Services, L.L.C.       Energy   07/16/99       Oklahoma     100%       Staff Augmentation to Power Plants
84   National Environmental Services      Energy   11/13/98       Oklahoma     100%       Staff Augmentation to Power Plants
     Technology, L.L.C.
85   ESG Indonesia, L.L.C.                Energy   11/13/98       Oklahoma     100%       Staff Augmentation to Power Plants
86   ESG, L.L.C.                          Energy   11/27/96       Oklahoma      50%       Staff Augmentation to Power Plants
87   Numanco Services, LLC                Energy   04/08/96       Oklahoma     100%       Staff Augmentation to Power Plants
88   REP Holdco, Inc.                     Energy   04/04/01       Delaware     100%       Marketing of natural gas, electricity or
                                                                                          energy related products
89   Mutual Energy CPL L.P.               Energy   04/04/01       Delaware     100%       Marketing of natural gas, electricity or
                                                                                          energy related products
90   Mutual Energy WTU L.P.               Energy   04/04/01       Delaware     100%       Marketing of natural gas, electricity or
                                                                                          energy related products
91   Mutual Energy SWEPCO L.P.            Energy   04/04/01       Delaware     100%       Marketing of natural gas, electricity or
                                                                                          energy related products
92   REP General Partner LLC              Energy   04/04/01       Delaware     100%       Marketing of natural gas, electricity or
                                                                                          energy related products

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
--------     --------     --------      --------     -------     -------------     ----------     -------------
                       (in thousands)                                                             (in thousands)
NONE

FINANCING AMONG ASSOCIATE COMPANIES:

Company                     Type of      Principal                              Person to
Issuing                     Security     Amount of     Issue or     Cost of     Whom Security
Security                    Issued       Security      Renewal      Capital     Was Issued
--------                    --------     --------      --------     -------     -------------
                                      (in thousands)
Trent Wind Farm             Loan Note      8,077       -            -           CSW Energy, Inc.

CSW Power Marketing, Inc.   Loan Note        183       -            -           CSW Energy, Inc.

CAPITAL CONTRIBUTIONS:
Company                   Company
Contributing              Receiving            Amount of
Capital                   Capital              Capital Contributions
-------------             ---------            ---------------------
                                               (in thousands)
None

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
---------      ---------             --------      -------      -------     ----------    ------
                                                                  (in thousands)
Nuvest, LLC    South Texas Project   Engineering   $   762       -           -            $   762
Nuvest, LLC    D.C. Cook             Engineering    14,658       -           -             14,658

Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate                          Reporting
Company                            Company         Types of                    Direct    Indirect               Total
Rendering                          Receiving       Services                    Costs     Costs     Cost         Amount
Services                           Services        Rendered                    Charged   Charged   of Capital   Billed
---------                          ---------       --------                    -------   --------  ----------   ------
                                                                                            (in thousands)
American Electric
  Power Service Corporation        AEPES           Administrative & Marketing  $ 7,548     $3,983      $ -      $11,531
AEP Resources Gas Holding Company  AEPES           Administrative                7,500       -           -        7,500
CSW Energy, Inc.                   Polk Power
                                    Partners, L.P. Plant Services                  390        192        -          582
CSW Energy, Inc.                   Orange
                                    Cogeneration
                                    L.P.           Plant Services                  425        189        -          614
CSW Energy, Inc                    Eastex Cogeneration
                                    L.P.           Plant Services                  113       -           -          113
CSW Dev I, Inc.                    Polk Power
                                    Parnters, L.P. Plant Services                   90       -           -           90
CSW Services International Inc.    Eastex
                                    Cogeneration
                                    L.P.           Plant Services                  405        317        -          722
CSW Services International Inc.    Sweeny
                                    Cogeneration
                                    L.P.           Plant Services                  387        401        -          788
                                                                               -------     ------      ----     -------
      Total                                                                    $16,858     $5,082      $ -      $21,940
                                                                               =======     ======      ====     =======

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
                                                                 (in thousands)

   Total consolidated capitalization
      as of March 31, 2002                                  $24,449,595 (a)         Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                3,667,439             Line 2

   Greater of $50 million or line 2                                     $3,667,439  Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related Category 1: Energy Services                 19,475
      Energy-related Category 5: Energy Marketing             1,010,914
      Energy-related Category 7: Maintenance Services            53,140
      Energy-related Category 8: Qualifying Facility            480,164
      Energy-related Category 10: Other Form of Energy           85,716
      Energy-related Category 2,3,4,6,9                          42,131
          Total current aggregate investment                             1,691,540  Line 4
                                                                        ----------

   Difference between the greater of $50 million or 15% of
   capitalization and the total aggregate investment of the
   registered holding company system (line 3 less line 4)               $1,975,899  Line 5
                                                                        ==========

(a) Includes short-term debt.

Investments in gas-related companies:

   NONE

ITEM 5 - OTHER INVESTMENTS

Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
-----------------     ------------------    ------------------    ------------------------
                                   (in thousands)
CSW Energy services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Qualifying facility
Invested prior to
April 1, 1997         $194,644              $194,644              Amounts are excluded from Item 4

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         List all financial statements and exhibits filed as a part of this report.

Financial Statements:
     Balance sheets and Income Statements for period ended March 31, 2002 are filed confidentially under a separate cover for: AEP C&I Company, LLC AEP Coal, Inc.
        AEP EmTech LLC
        AEP Energy Services, Inc.
        AEP Gas Power GP, LLC
        AEP Gas Power System GP, LLC
        AEP Ohio C&I Retail Company
        AEP Power Marketing, Inc.
        AEP Retail Energy, LLC
        AEP T&D Services, LLC
        AEP Texas C&I Retail Limited Partnership
        AEP Texas C&I Retail GP, LLC
        AEP Texas Retail GP, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Energy Consolidated
        CSW Energy Services, Inc.
        CSW Ft. Lupton, Inc.
        CSW Power Marketing, Inc.
        CSW Services International Inc.
        CSWI Consolidated
        Diversified Energy Contractors Company (DECCO)
        Dolet Hills Lignite Company
        Eastex Cogeneration LP
        Enershop, Inc.
        Mutual Energy LLC
        Mutual Energy CPL L.P.
        Mutual Energy SWEPCO L.P.
        Mutual Energy WTU L.P.
        Mutual Energy Service Company
        Nuvest, LLC
        POLR Power, L.P.
        REP General Partner LLC
        Sweeny Companies (consolidated)








Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

                                  CERTIFICATE

         The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

         AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended December 31, 2001 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

         The names and addresses of the Specific State Commissions are:

                  Indiana Utility Regulatory Commission
                  302 West Washington Street, E 306
                  Indianapolis, Indiana   46204

                  Kentucky Public Service Commission
                  730 Schenkel Lane
                  P.O. Box 615
                  Frankfort, Kentucky   40602

                  Michigan Public Service Commission
                  6545 Mercantile Way
                  P.O. Box 30221
                  Lansing, Michigan   48909

                  Public Service Commission of West Virginia
                  201 Brooks Street
                  P.O. Box 812
                  Charleston, West Virginia   25323

                  Tennessee Regulatory Authority
                  460 James Robertson Parkway
                  Nashville, Tennessee  37243-0505

                  The Public Utilities Commission of Ohio
                  180 East Broad Street
                  Columbus, Ohio   43215

                  Virginia State Corporation Commission
                  1300 East Main Street
                  P.O. Box 2118
                  Richmond, Virginia   23216

                  Arkansas Public Service Commission
                  1000 Center
                  P.O. Box 400
                  Little Rock, AR  72203-0400

                  Louisiana Public Service Commission
                  One American Place
                  P.O. Box 91154
                  Baton Rouge, LA  70821-9154


                  Oklahoma Corporation Commission
                  2102 N. Lincoln Blvd.
                  P.O. Box 52000-2000
                  Oklahoma City, OK  73152-2000

                  Public Utility Commission of Texas
                  1701 N. Congress Avenue
                  Austin, TX  78701


         IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of May, 2002.

                                   /s/ A. A. Pena
                                   ---------------
                                   A. A. Pena
                                   Treasurer

                                    SIGNATURE





         The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                   AMERICAN ELECTRIC POWER COMPANY, INC.

                                   By   /s/ A. A. Pena
                                        ---------------
                                        A. A. Pena
                                        Treasurer







May 29, 2002